UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Mirion Technologies, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39352	83-0974996
(State or Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1218 Menlo Drive
Atlanta, Georgia 30318
(Address of Principal Executive Offices)
Emmanuelle Lee
Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

(770) 432-2744
(Name and telephone number, including area code, of person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Mirion Technologies, Inc. ("Mirion" or the "Company") is a global leader in radiation safety, science and medicine, empowering innovations that deliver vital protection while harnessing the transformative potential of ionizing radiation across a diversity of end markets. The Mirion Technologies Group provides proven radiation safety technologies that operate with precision – for essential work within R&D labs, critical nuclear facilities, and on the front lines. The Mirion Medical Group solutions help enhance the delivery and ensure safety in healthcare, powering the fields of Nuclear Medicine, Radiation Therapy QA, Occupational Dosimetry, and Diagnostic Imaging. The Company is filing this Form SD (“Form SD”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2023 to December 31, 2023. In accordance with the Rule, the Company has filed this Form SD and the associated Conflicts Minerals Report, each of which are posted to the Company’s publicly available internet site at ir.mirion.com. The content of any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

The Conflicts Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

No applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number                Description
1.01                    Conflict Minerals Report of Mirion Technologies, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 30, 2024

        Mirion Technologies, Inc.
By:    /s/ Emmanuelle Lee
Name:    Emmanuelle Lee
Title:    Chief Legal Officer, Chief Compliance Officer and Corporate Secretary